RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  May 23, 2000

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at the Pasadena Hilton, 150 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 23, 2000, commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To amend the Company's 1994 Stock Option Plan to increase the total number of shares of the Company's Common Stock that may be purchased pursuant to options under such plan from 2.86 million shares to 3.7 million shares;

         (3) To re-appoint Deloitte Touche Tohmatsu as Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration; and

         (4) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on April 10, 2000 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Auditor thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                        By order of the Board of Directors,


                                        DAVID C.W. HOWELL
                                        President Asia Operations and
                                        Chief Financial Officer

April 25, 2000
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED

                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at the Pasadena Hilton, 150 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 23, 2000 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 25, 2000. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) AS PROXY TO ATTEND AND ACT FOR AND ON SUCH SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS, ON THE AMENDMENT OF THE 1994 STOCK OPTION PLAN AND ON THE REAPPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR, FOR THE AMENDMENT OF THE 1994 STOCK OPTION PLAN AND FOR THE RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU AS
INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT AUDITOR'S REMUNERATION.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, nine director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.

                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on April 10, 2000, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2000 there were issued and outstanding 17,595,794 shares of the Common Stock of the Company.

         The following table sets forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2000:


                                                                  PERCENTAGE OF
   NAME AND ADDRESS OF                                             COMMON STOCK
   BENEFICIAL OWNER                         NUMBER OF SHARES        OUTSTANDING
   ----------------                         ----------------        -----------

  Robert E. Davids (1)                             2,785,800             15.8%
   Suite R, 6th Floor
   2-12 Au Pui Wan Street
   Fo Tan, Hong Kong

  Dito Devcar Corporation, et al. (2)              5,878,218             33.4%
   c/o Wedbush Morgan Securities
   610 Newport Center Road, Suite 1300
   Newport Beach, California 92660

  RAD Partners 1999 LLC, et al. (3)                1,758,582              9.9%
   c/o The Busch Firm, 2532 Dupont Drive
   Irvine, California 92612

----------------------

(1) Mr. Davids is a Director and the Vice Chairman of the Board of the Company. Also includes shares held by Mr. Davids as trustee for a family trust.

(2)  Includes  shares of Common Stock owned by the  following  related  persons:
     Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Remainder Unitrust II, TD Investments, LLC, BP Ventures, LLC, Dito Devcar Foundation and Richard H. Pickup.

(3) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, Gar Ken Enterprises, Inc., Timothy R.
     Busch 1998 Charitable Remainder Trust, Stephan Lynn Busch Charitable Remainder Unitrust and Timothy R. Busch.

         In addition to the foregoing, the Company is aware of one other significant shareholder who is believed to own approximately 5% of the Company's common stock. This is The John and Mary Hansen 1989 Trust (the "Hansen Trust"), 369 Adrian Road, Millbrae, California 94030. Mr. John N. Hansen was a co-founder of the Company, and served as a director of the Company until his death in early 1995. Thereafter, Mrs. Mary J. Hansen, the widow of Mr. Hansen, was a director of the Company until April 1997. Also includes shares held individually by Mrs. Hansen or by trustee(s) for other family trusts.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Patrick Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter L. Thigpen and Henry Hai-Lin Hu.

         The following table and the textual discussion which follows sets forth information as of January 31, 2000 with respect to each current director of the Company, each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY    OUTSTANDING(1)
            NAME                1/1/00    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------

Directors:                                                                                        132,000
---------
Patrick S. Feely                  53         2000      President, Chief Executive Officer,
                                                           Chief Operating Officer
Jon N. Bengtson                   56         2000      Chairman of the Board                      272,060
Robert E. Davids (2)(3)           56         2000      Vice Chairman of the Board                2,785,800       15.8%
David C.W. Howell                 37         2000      President Asia Operations,                 120,800
                                                           Chief Financial Officer
Siu Wing Lam                      41         2000      Executive Vice President,                  161,000
                                                           Engineering
James O'Toole (3)(4)(5)           54         2000      None                                        50,961
Millens W. Taft (3)(4)(5)         77         2000      None                                        15,500
Peter L. Thigpen (3)(4)(5)        60         2000      None                                        34,500
Henry Hai-Lin Hu (3)(4)(5)        54         2000      None                                        30,000


Executive Officers:
------------------
Craig D. Storey                   31                   Vice President,                              8,000
                                                           Chief Accounting Officer
                                                                                                   60,000
Eugene A.  Murtha                 49                   President, Radica USA
Neil Doughty                      38                   Managing Director, Leda Media                    -
                                                           Products Ltd
John Doughty                      29                   Head of Sales, Leda Media                        -
                                                           Products Ltd
Alan R. Champion                  34                   Head of Marketing, Leda Media                    -
                                                           Products Ltd
Kam Cheong Wong                   44                   Vice President of China Operations          19,000
                                                                                                    8,100
Hermen H.L. Yau                   40                   MIS Director
Samuel C.W. Kwok                  35                   Plant Administration Director                8,000
Ben Hui                           44                   Materials Director                           5,000
You Liang Wang                    60                   Quality Director                               800
Rick C.K. Chu                     46                   International Sales Director                10,000


-------------------------

(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.

(2)  Includes shares held by Mr. Davids as trustee for a family trust.

(3)  Member of the Executive Committee.

(4)  Member of the Audit Committee.

(5)  Member of the Compensation, Organization and Nominating Committee.

         All directors and executive officers of the Company as a group (20 persons) owned beneficially 3,721,521 shares of Common Stock (not including 855,600 option shares not yet vested held by such persons), or approximately 21.2% of the Common Stock outstanding, as of January 31, 2000. The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director of the Toy Manufacturers Association. He has a BA from Duke University and an MBA from the University of Michigan.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He is currently the Chairman of ShareGate, Inc. a telecommunications company. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regency in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regency.

         Robert E. Davids became Chairman of the Executive Committee of the Board of Directors, Vice Chairman of the Board and Chief Executive Officer-Emeritus in April 1999 and has been a director since December 1989. He was Chief Executive Officer of the Company from January 1994 to April 1999, and President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at IGT, including Director of Special Projects and Director of Engineering.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was a Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a fellow of the Hong Kong Society of Accountants.

         Siu Wing Lam has been Executive Vice President, Engineering of the Company since December 1998 and was previously Vice President, Engineering and a director of the Company since January 1994. Prior to that, he was the head of the Radica HK engineering department for eight years since joining the Company in 1985. Mr. Lam has over 19 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of UK.

         James O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz Allen Hamilton Strategic Leadership Center.

         Millens W. Taft has been a director of the Company since April 1997. He brings with him five decades of toy and games experience and currently advises companies in the toy industry on marketing, product development and licensing in both the domestic and international markets. He retired from the Milton Bradley Company in 1984, where he was Corporate Senior Vice President of Research and Development and was also a Director of the firm. Mr. Taft had been with Milton Bradley since graduating from Harvard Business School in June of 1949 with the degree of Master of Business Administration. From 1942 to 1945 he was in the military service with the 8th Air Force as First Lieutenant and Pilot. Upon his early retirement from Milton Bradley, he started his own company, Mel Taft & Associates in 1984, which helps companies in the USA and around the world with marketing, product development and licensing projects primarily in the Toy, Games, Craft, Specialty and International Markets.

         Peter L. Thigpen has been a director of the Company since June 1998. He owns Executive Reserves, a consulting company that specializes in quality processes, ethics and marketing strategy. Prior to starting Executive Reserves, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors. Mr. Thigpen is a Senior Fellow and a Moderator at the Aspen Institute, a lecturer on ethics at the Haas Graduate School of Business at the University of California, Berkeley.

         Henry Hai-Lin Hu was appointed a director of the Company in December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftware. He co-founded Wah Shing Toy Group in 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc. in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Eugene A. Murtha has been the President of Radica USA since December 1998. A 23-year veteran of the Toy and Game Industry, Mr. Murtha recently served as Mattel's Senior Vice President of Marketing with worldwide responsibilities for the Matchbox line of products. He has previously held senior marketing and R&D jobs with game companies such as Milton Bradley and Coleco, where he had responsibility for such classic brands as Scrabble, Trivial Pursuit and Parcheesi.

         Neil Doughty has been Managing Director of Leda Media Products Ltd ("LMP") since their acquisition by Radica on 24th June 1999. He was previously in the position of Sales Director/ Shareholder and was heavily involved in the running of the business (heightened by the ill health of the previous managing director). Mr. Doughty was responsible for LMP's introduction to the video game peripherals market place in 1991, which is now LMP's primary source of revenue. He is one of the main pioneers of the European peripherals market and was responsible for the establishment of LMP's network of European distributors. Mr. Doughty has 16 years experience in Sales & Marketing management, of which 14 have been spent within the consumer electronics industry.

         John Doughty has been Head of Sales with LMP since May 1999, having previously held the position of UK Sales Manager since March 1998. He personally manages LMP's major European Accounts, and also oversees all other European and UK Accounts through the LMP Sales Team. Mr. Doughty has had 13 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         Alan R. Champion has been Head of Marketing at LMP since January 2000 having previously held the position of General Manager since May 1997. Prior to joining LMP, Mr. Champion worked for 5 years in Sales and Marketing positions with TDK UK Ltd and earlier lived and worked in Germany for Kraft Suchard confectionery. Mr. Champion has a BA (Hons) degree in International Business Management and (Diplom Betriebswirt) German International Business degree from the University of Stuttgart, Germany.

         Kam Cheong Wong has been the Vice President of China Operations for the Company since May 1998. Prior to that, he was the Director of Manufacturing for the Company from June 1994 to May 1998. Mr. Wong has over 20 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a B.Sc. in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 17 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Samuel C.W. Kwok has been the Plant Administration Director since February 1998. Mr. Kwok has over 10 years working experience in Finance and Administration in multinational companies and is responsible for the general administration in the China factory. He has an MBA and is a certified accountant.

         Ben Hui has been the Materials Director since May 1998. Prior to that, he has previously held materials and purchasing management jobs with companies such as Sunciti Manufacturers Limited, HK Air Cargo Terminals Limited, Computer Products and Saitek Ltd. Mr. Hui has 20 years extensive experience in manufacturing management with responsibility for purchasing, shipping, inventory and warehousing. He has been a full member of the Institute of Purchasing and Supply of Hong Kong since 1990.

         You Liang Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 16 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 1999, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is currently comprised of five members of the Board, being Messrs. Davids, O'Toole, Taft, Thigpen and Hu. In fiscal 1999, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent certified public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of non-management directors. The Audit Committee is currently comprised of four members of the Board, being Messrs. O'Toole, Taft, Thigpen and Hu. In fiscal 1999, it held one meeting.

         The responsibilities of the Compensation, Organization and Nominating Committee include reviewing and approving director nominations, executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. This Committee is currently comprised of four members of the Board, being Messrs. O'Toole, Taft, Thigpen and Hu. In fiscal 1999, it held two meetings.

                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999 and is incorporated herein by reference. See Item 13 in such Report on Form 20-F.

                     COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 1999, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.31 million.

         Commencing in April 1997, each outside (i.e., non-employee and non-affiliated) director of the Company received a fee of $600 for attendance at each meeting of the Board of Directors and a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company will not be paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Prior to April 1997, each outside director of the Company also received, in addition to the above, a $10,000 annual fee paid in quarterly installments. The Company proposes to resume payment of this fee effective from the May 2000 annual shareholders meeting. Directors may elect to receive half of this fee payable in shares of the Company's Common Stock valued at the then current market price.

         Prior to fiscal year 1996, each outside director received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election to the Board of Directors at an exercise price equal to the public offering price ($11.00 per share) of the Company's Common Stock and exercisable after one year from the date of grant. In January 1997, the board of directors resolved to reprice 30,000 stock options ($11.00 per share) each of two outside directors to market price as of the date of such meeting ($1.75 per share) and the change was ratified in the board meeting on April 9, 1997. In the same board meeting, one outside director was appointed and received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company at an exercise price equal to the average of bid and asked closing price ($3.125) on such date. In 1998, each of two outside directors received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election at exercise prices of $17.25 and $16.375 per share, respectively.

         Upon each re-election to the Board of Directors, starting in 1995, each outside director received non-qualified stock options to purchase 5,000 shares in 1995 and 1996, and 15,000 shares in 1997, 1998 and 1999, of Common Stock of the Company at the then current market price of the Company's Common Stock, which at the past five re-election dates were $3.66, $1.50, $3.125, $18.75 and $12.625 per share, respectively. Upon re-election to the Board of Directors in 2000 and thereafter, each outside director will receive non-qualified stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. These subsequent options are also exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Lam, Murtha, Bengtson and Neil Doughty have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Storey in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999 and is incorporated herein by reference. See Item 11 in such Report on Form 20-F.

                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation, Organization and Nominating Committee (for this purpose, the "Compensation Committee") of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 2.86 million shares (such number is proposed to be increased, as described below). The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 1999 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, and is incorporated herein by reference. See Item 12 in such Report on Form 20-F.

         In fiscal year 1999, an aggregate of 307,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $8.38 to $15 per share.

         At the end of fiscal year 1999, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,824,800 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.38 to $19.63 per share, and of such amount a total of 1,146,000 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 175,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 1999, a total of 281,400 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 1999, a total of 604,600 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11 per share.

         Additional information with respect to stock options is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999. See Note 14 of the Notes to the Consolidated Financial Statements included therein.

                       AMENDMENT TO 1994 STOCK OPTION PLAN

         The Company's Board of Directors has approved, and is recommending to the Company's shareholders, an amendment to the Company's 1994 Stock Option Plan that would increase the number of shares of Common Stock that may be purchased pursuant to stock options under such Plan from 2.86 million shares to 3.7 million shares. The Company believes that this will provide additional flexibility in offering competitive compensation packages, particularly to new officers or other key employees.

         Additional information regarding the 1994 Stock Option Plan and outstanding options to purchase the Company's Common stock is set forth above. As a result of the activity noted in that section, as of a recent date, the number of options outstanding plus the number of shares issued upon the exercise of options, represented a number of approximately equal to the overall limit of the 1994 Stock Option Plan. Therefore, as a practical matter, the Company did not have options available for grant. The Company considers it advisable to increase the overall limit of the 1994 Stock Option Plan, so as to have options available for grant in the future. No other changes to the 1994 Stock Option Plan will be made as a result of this amendment.

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the foregoing amendment to the 1994 Stock Option Plan.

                       APPOINTMENT OF INDEPENDENT AUDITOR

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of Deloitte Touche Tohmatsu as the Independent Auditor of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Auditor's remuneration. Deloitte Touche Tohmatsu has been the Independent Auditor of the Company or its predecessors since 1989.

         Representatives of Deloitte Touche Tohmatsu are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2001 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 15, 2000 in order to be considered for inclusion in the Company's 2001 management information circular/proxy statement.

                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2000 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.


      PATRICK S. FEELY            JON N. BENGTSON           ROBERT E. DAVIDS              DAVID C.W. HOWELL
 President, Chief Executive    Chairman of the Board      Vice Chairman of the      President Asia Operations and
Officer and Chief Operating                                       Board                Chief Financial Officer
          Officer

         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 180 S. LAKE AVENUE, SUITE 440, PASADENA, CA 91101. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.

                                  FORM OF PROXY
                              RADICA GAMES LIMITED
                                 ANNUAL MEETING
                                  MAY 23, 2000



         The undersigned shareholder of Radica Games Limited hereby appoints the person selected below,

               Patrick S. Feely, or failing him Robert E. Davids, or failing him David C.W. Howell (strike out if another proxy is to be appointed)

               ___________________________________________  (Other)

as such shareholder's proxy, with the power of substitution, and hereby authorizes such person to represent and to vote as designated below all of the Common Stock, $0.01 par value per share, of Radica Games Limited (the "Company") that the undersigned is entitled to vote at the Company's Annual Meeting of Shareholders to be held at the Pasadena Hilton, 150 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 23, 2000, or any postponement or adjournment thereof.

         Every shareholder of the Company is entitled to appoint one proxy (or representative in the case of a corporation) to attend the meeting and vote on such shareholder's behalf. The proxy need not be another shareholder of the Company. To be effective, this Proxy must be completed and deposited at the principal office of Radica Enterprises, Ltd. ("Radica USA") located at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         Please insert the number of shares registered in your name in the space provided on the reverse. If no number is inserted, this Proxy will be deemed to relate to the total number of shares registered in your name.

         PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE BOX HOW YOU WISH YOUR PROXY TO VOTE. IF THIS PROXY IS RETURNED WITHOUT AN INDICATION AS TO HOW THE PROXY SHALL VOTE, THE PROXY WILL VOTE FOR, AGAINST OR ABSTAIN IN RESPECT OF PROPOSALS 1, 2 AND 3 AS SET FORTH IN THE ACCOMPANYING CIRCULAR.

         The Board of Directors recommends a vote for all Nominees listed in Proposal 1 and adoption of Proposals 2 and 3.



1.  ELECTION OF DIRECTORS             FOR ALL NOMINEES LISTED BELOW FOR THE      WITHHOLD AUTHORITY TO VOTE FOR
                                      TERMS SET FORTH IN THE PROXY               ALL NOMINEES LISTED BELOW. |_|
                                      STATEMENT (EXCEPT AS MARKED TO THE
                                      CONTRARY BELOW). |_|



Patrick S. Feely        Robert E. Davids         Siu Wing Lam           Millens W. Taft     Henry Hai-Lin Hu
Jon N. Bengtson         David C.W. Howell        James O'Toole          Peter L. Thigpen


         (INSTRUCTION: To withhold authority to vote for any individual nominee write that nominee's name on the line provided below.)

2. To approve an amendment to the Company's 1994 Stock Option Plan to increase the total number of shares of the Company's Common Stock that may be purchased pursuant to options under such plan from 2.86 million shares to 3.7 million shares.

              |_|  FOR         |_|  AGAINST          |_|  ABSTAIN

3. To approve the reappointment of Deloitte Touche Tohmatsu as the Company's Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration.

              |_|  FOR         |_|  AGAINST          |_|  ABSTAIN

4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy must be signed by the appointing shareholder, or such shareholder's attorney duly authorized in writing, exactly as such shareholder's name appears herein. In the case of joint shareholders, all joint shareholders must sign. In the case of a corporation, the Proxy must be executed under its Common Seal or the hand of its attorney duly authorized in writing. In the case of partnerships, the Proxy must be signed in the partnership name by an authorized person. Each power of attorney, or a duly certified copy thereof, must be deposited at the principal office of Radica USA not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is given, this proxy will be voted for Proposals 1, 2 and 3. The undersigned hereby acknowledges receipt of the accompanying Notice of Annual Meeting and Circular and hereby revokes any proxy or proxies heretofore given.

         Please mark, sign, date and return this Proxy in the accompanying prepaid envelope.

                             Date: _____________________________, 2000

                             ---------------------------------------
                                   (Printed Name of Shareholder)

                             ---------------------------------------
                                           (Signature)

                             ---------------------------------------
                                   (Printed Name of Shareholder)

                             ---------------------------------------
                                           (Signature)

                             ---------------------------------------
                                     (Number of Shares held)

                             (PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS PROXY. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD SIGN.)